UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

Coastal Caribbean Oils & Minerals, Ltd

(Name of Issuer)

Common Stock $0.12 par value

(Title of Class of Securities)

190432203

(CUSIP Number)

Robert J. Angerer, Jr. Igler & Dougherty, P.A. 2457 Care Drive Tallahassee, FL 32308 Phone: 850-878-2411

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2011

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 190432203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Angerer, Sr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000,974 shares
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 30,000,974 shares
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,974 shares
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Each Reporting Person 39.06%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.12 per share (the “Common Stock”), of Coastal Caribbean Oils & Minerals, Ltd., a Bermuda corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Clarendon House, Church Street, Hamilton, Bermuda HM 11.

Item 2. Identity and Background

(a) This statement is filed on behalf of Robert J. Angerer, Sr.

(b) Mr. Angerer’s business address is Post Office Box 10468, Tallahassee, Florida 32302.

(c) Mr. Angerer is an attorney and an oil and gas businessman.

(d) During the last five years, Mr. Angerer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Angerer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Angerer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Angerer acquired a total of 6,138,887 additional shares of common stock through three transactions in exchange for cash consideration from his personal funds.

Item 4. Purpose of the Transaction

The purpose of the acquisition of the securities of the Issuer is investment. Mr. Angerer has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Angerer beneficially owns 30,000,974 shares of Common Stock of the Issuer which equals 39.06% of the total outstanding shares.

(b) Mr. Angerer has sole power to vote and to dispose of all of the subject shares.

(c) On May 20, 2011, Mr. Angerer entered into an agreement with the Issuer and on July 11, 2011 Mr. Angerer, through the final of three tranches under the agreement, acquired 857,142 shares in exchange for cash consideration of $0.07 per share from his personal funds. Mr. Angerer purchased an additional 142,857 shares on August 25, 2011, also for $0.07 per share. Then on October 17, 2011, Mr. Angerer entered another agreement with the Issuer through which he purchased 4,444,444 shares from the Issuer for cash consideration of $0.036 per share and subsequently exercised one of the options under the agreement and acquired another 694,444 shares for cash consideration of $0.036 per share, both from his personal funds.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: November 7, 2011

/s/ Robert J. Angerer, Sr.
Robert J. Angerer, Sr.